UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montréal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐           Form 40-F ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026

Canadian National Railway Company

By:	/s/ Olivier Chouc
	Name:	Olivier Chouc
	Title:	Senior Vice-President and Chief Legal Officer

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description
1	News Release, dated April 29, 2026

Item 1

North America’s Railroad

NEWS RELEASE

CN files shelf prospectus qualifying the issuance of debt securities

MONTREAL, April 29, 2026 — CN (TSX: CNR) (NYSE: CNI) announced today that it has filed a shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), pursuant to which CN may issue debt securities in Canadian and U.S. markets over the next 37 months. This shelf prospectus and registration statement replaces CN’s previous shelf prospectus and registration statement that were set to expire on May 3, 2026.

CN expects to use net proceeds from the sale of debt securities under the shelf prospectus for general corporate purposes, which may include the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the shelf prospectus will be available on the Canadian Securities Administrators’ web site, www.sedarplus.ca, or the SEC’s website, www.sec.gov. It may also be obtained from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montréal, Quebec, H3B 2M9 (Telephone: 514-399-7091).

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:

Media	Investment Community
Ashley Michnowski	Jamie Lockwood
Senior Manager	Vice-President
Media Relations (438) 596-4329	Investor Relations and Special Projects (514) 399-0052
(438) 596-4329	investor.relations@cn.ca
media@cn.ca